and subsidiaries ("the Company")    File No.:    ADM-103

Policy & Procedures

Title:	INSIDER TRADING	Effective Date: December 31, 2002 Revised Date: October 25, 2023
Prepared by: Jennifer Neil, VP and CLO	Reviewed by: Peter Arvan, President and CEO and Melanie Housey Hart, VP and CFO	Approved by: The Board of Directors

POLICY SUMMARY
This Insider Trading Policy (this “Policy”) has been adopted by Pool Corporation (the “Company” or “POOL”) to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. This Policy provides guidelines to assist POOL’s personnel in complying with these rules and avoiding the severe consequences associated with violations of the insider trading laws. This Policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with POOL (not just so-called insiders).
PURPOSE
The federal securities laws prohibit persons who possess material non-public information from trading securities on the basis of such information and from disclosing such information to others. The Securities and Exchange Commission (the “SEC”) and the Department of Justice vigorously pursue violations of the insider trading laws pursuant to powers granted to them by the Insider Trading and Securities Fraud Enforcement Act (the “Act”), which requires all publicly-held companies to take active steps to prevent improper trades by employees and directors.
Additionally, the Act allows the SEC to bring a civil action against a company or any “controlling person” who knows of, or recklessly disregards, a likely insider trading violation by a person under his or her control and fails to take appropriate steps to prevent the violation from occurring. Generally, a “controlling person” can be anyone with the power to influence or control the direction or the management, policies or activities of another person, whether or not this power is exercised. POOL’s management, officers or directors could be deemed controlling persons subject to potential liability under the Act. Accordingly, it is incumbent on POOL to increase our employees' awareness of the rules against insider trading violations and to take measures, where appropriate, to prevent such violations.
RESPONSIBILITY
This Policy applies to all officers of the Company and its subsidiaries, all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. POOL may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.
It is also POOL’s policy that POOL will not engage in market transactions in POOL securities while aware of material nonpublic information relating to POOL or its securities, other than pursuant to a trading plan that complies with SEC Rule 10b5-1.
In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of POOL, its officers, or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
PROCEDURE
Material Information – Information is deemed “material” (and thus if not previously disclosed to the public may not be tipped to others or used in trading securities) if it would be considered important by a reasonable investor in deciding whether to buy, sell or hold POOL stock. Furthermore, information is material if it is likely to have a significant impact on the market price of such securities. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:
•Projections of future earnings or losses, or other earnings guidance;
•Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•A pending or proposed significant merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset;
•A pending or proposed joint venture;
•A Company restructuring;
•Significant related party transactions;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•Bank borrowings or other financing transactions out of the ordinary course;
•The establishment, amendment or termination of a repurchase program for POOL stock;
•Major marketing changes;
•A change in management;

•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Development of a significant new product, process, or service;
•Pending or threatened significant litigation or governmental investigation, or the resolution thereof;
•Impending bankruptcy or the existence of severe liquidity problems;
•The gain or loss of a significant customer or supplier; or
•A significant cybersecurity incident, such as a data breach, or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure.
Material information may be either positive or negative. Information may be material even if it alone would not determine an investor's decision to buy or sell securities. These examples are merely illustrative. If you are aware of material information that has not been publicly disclosed, you are prohibited from buying or selling POOL stock pursuant to the policy described below until the information is publicly disclosed and fully absorbed by the market.
To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until two full trading days after the information is released. If, for example, POOL were to make an announcement on a Monday afternoon, you should not trade in POOL's stock until Thursday. If an announcement were made on a Thursday morning before the market opens, Monday generally would be the first eligible trading day.
Trading - If a director, officer or employee of POOL is in possession of material non-public information relating to POOL, neither that person, nor (i) any member of his or her family, (ii) any other person living in his or her household, or (iii) any entity he or she influences or controls, may buy or sell securities of POOL (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), engage in any other action to take personal advantage of that information, or pass that information on to others outside POOL, including family and friends. Directors, officers and employees are responsible for the transactions of these other persons and entities. This prohibition also applies to material non-public information obtained in the course of employment that relates to any other company that has publicly traded stock, including a customer or supplier of POOL. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided in order to preserve POOL's reputation for adhering to the highest standards of conduct. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.
Tipping - Serious problems may also result from unauthorized disclosure of material non-public information about POOL or other publicly traded companies with which POOL does business, whether or not disclosure is for the purpose of facilitating improper trading. POOL personnel should not discuss any internal POOL matters or developments with persons outside POOL, including family members, except as required in the performance of their duties. This prohibition against disclosing non-public information to others applies whether or not the director, officer or employee derives any monetary benefit from making the disclosure. Consistent with the foregoing, directors, officers and employees should exercise discretion in handling non-public information and not discuss it in public places where it can be overheard, such as elevators, restaurants, taxis and airplanes. Such information should be divulged only to other POOL employees having a need to know it in order to carry out their job responsibilities. To avoid even the appearance of impropriety, directors, officers and employees should refrain from providing advice or making recommendations regarding the purchase or sale of POOL's stock even if the specific reason for such recommendation is not disclosed.
The prohibition on tipping applies specifically (but not exclusively) to inquiries about POOL that may be made by the financial press, investment analysts and others in the financial community. It is important that all such communications be handled by a designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to the Chief Executive Officer or the Chief Financial Officer.
Quarterly Blackout Periods - POOL’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for POOL's stock. Therefore, to avoid even the appearance of trading while aware of material nonpublic information, persons who are or may be expected to be aware of POOL's quarterly financial results shall not be permitted to trade in POOL's stock during the following periods:
1.beginning April 1 and ending after the second full trading day following POOL’s issuance of its quarterly earnings release;
2.beginning June 1 and ending after the second full trading day following POOL’s issuance of its quarterly earnings release;
3.beginning September 1 and ending after the second full trading day following POOL’s issuance of its quarterly earnings release;
4.beginning January 1 and ending after the second full trading day following POOL’s issuance of its year-end earnings release.
Persons subject to these quarterly blackout periods include all directors and executive officers, all general managers, all employees of the accounting department or employees with access to consolidated financial statements, and all other persons who are informed by the Chief Financial Officer that they are subject to the quarterly blackout periods.
Event-specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, executives or employees. So long as the event remains material and nonpublic, directors, executive officers, and such other persons as are designated by the Chief Financial Officer may not trade in the POOL's stock. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance (see “Pre-Clearance Procedures” below) requests permission to trade in POOL’s stock during an event-specific blackout, the Chief Financial Officer, Chief Executive Officer or Chief Legal Officer will inform the requester of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Chief Financial Officer, Chief Executive Officer or Chief Legal Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information. In addition, the Company may from time to time use these event-specific blackout procedures to restrict directors, executive officers and certain other employees from trading during the four business days before and after an announcement related to the Company’s share repurchase program.
Pre-Clearance Procedures – To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, directors, executive officers, and general managers of POOL and any other persons designated by the Chief Financial Officer as being subject to POOL’s pre-clearance procedures, may not engage in any transaction involving POOL’s stock (including a stock plan transaction such as an option exercise, gift, loan or pledge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Chief Financial Officer, Chief Executive Officer or Chief Legal Officer. A request for pre-clearance should be submitted to the Chief Financial Officer, Chief Executive Officer or Chief Legal Officer at least two days in advance of the proposed transaction. The Chief Financial Officer, Chief Executive Officer or Chief Legal Officer is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating the transaction and should not inform any other person of the restriction. Any pre-cleared trades must be effected within the time frame in which such pre-clearance is granted.,
Rule 10b5-1 Plans – Any person subject to the pre-clearance requirements who wishes to implement, modify or terminate a trading plan, including a trading plan under SEC Rule 10b5-1, must first pre-clear the plan with the Chief Legal Officer. You may not enter into a trading plan during a blackout period, and the conditions of Rule 10b5-1 must be met, including the following conditions:
•You must certify that you are not in possession of material nonpublic information when you enter into the plan and that you are adopting the plan in good faith, and you must act in good faith with respect to the plan.
•The applicable mandatory “cooling off” period must expire before trades begin (which varies from 30 days to up to 120 days depending on your status).
•You may not implement multiple single trade or overlapping 10b5-1 trading plans, unless an exception applies.
SEC rules require POOL to disclose in its Forms 10-Q and 10-K whether any of POOL’s directors or executive officers entered into a trading plan during the prior quarter, whether or not intended to be a Rule 10b5-1 plan, and to provide a description of the material terms of the plan (this does not include pricing information). Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining the dates, prices and amounts.
Stock Option Exercises - This Policy applies to any stock option exercise that involves a sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price or satisfy tax withholding requirements resulting from the option exercise. However, during a blackout period, a stock option may be exercised if the exercise price is paid in cash by the optionee and the stock is held rather than sold, although an optionee may have POOL withhold shares to satisfy tax withholding requirements. Additionally, an optionee may use a Stock Swap to cover the aggregate exercise price of an option. A Stock Swap is a method of exercising stock options in which shares already owned are delivered in payment of the exercise price.
Restricted Stock Awards – This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which POOL withholds shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to any market sale of restricted stock after vesting.
Employee Stock Purchase Plan - This Policy does not apply to purchases of POOL stock in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of POOL stock resulting from lump sum contributions to the plan, provided that you elected to participate by lump-sum payment at the beginning of the applicable enrollment period. This Policy does apply to your election to participate in the plan for any enrollment period, and to any sales of POOL stock purchased pursuant to the plan.
Additional Prohibited Transactions - Because POOL believes it is improper and inappropriate for any director, officer, employee or insider to engage in short-term or speculative transactions involving POOL stock, it is POOL's policy that directors, officers, and employees should not engage in any of the following activities with respect to POOL stock:
•trading in stock on a short term basis - any POOL stock purchased in the open market must be held for a minimum of six months and ideally longer (such short-term trading by directors and executive officers would result in potential disgorgement of any profits to the Company);
•sales of POOL stock not owned or not delivered within 20 days of the sale, i.e. “short sales”;
•hedging or monetization transactions involving POOL stock (including prepaid variable forward contracts, equity swaps, collars and contributing POOL stock to an exchange fund in exchange for an interest in the fund); and
•the purchase or sale of publicly traded “equity” options in POOL stock.
Additionally, our directors and executive officers are prohibited from pledging POOL stock as collateral for a loan, including through the use of traditional margin accounts with a broker.

Penalties - The consequences of insider trading violations are extremely serious. For individuals who trade on inside information or who “tip” information to others, the federal sanctions may include a civil penalty of up to three times the profit gained or loss avoided, a criminal fine of up to $1 million and a prison term of up to ten years. A company that fails to take appropriate steps to prevent illegal trading can be exposed to a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee's violation and a criminal penalty of up to $2.5 million. In addition, state law damages and penalties may also apply. Any of these consequences could be devastating to both you and POOL. Even an SEC investigation that does not result in prosecution will be costly to defend and is likely to tarnish one's reputation and irreparably damage a career. In addition, persons who buy from or sell to a person who possesses material non-public information or a “tippee” of such a person, have a civil cause of action for damages against the trading or tipping person.
It is important to note that the penalties for disclosing material non-public information are applicable whether or not a director, officer or employee of POOL derives any benefit from another's actions. In fact, the SEC has from time to time imposed substantial penalties on persons who pass on stock tips to another even though that individual did not profit from the tippee's trading.
Post-Termination Transactions – This Policy continues to apply to your transactions in POOL stock even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in POOL stock until that information has become public or is no longer material.
Sanctions for Violation of this Policy - POOL expects the strictest compliance with the terms of this Policy by all personnel at any level. Failure to observe these procedures may result in serious legal problems for you as well as POOL. A failure to follow the letter and spirit of this Policy statement will be considered a matter of grave concern and sanctions, including dismissal for cause, could result.
COMMENT ON COMPLIANCE
Any person who has any questions about specific transactions or this Policy in general may obtain additional guidance from the Chief Financial Officer (985-892-5521). Remember, however, that the ultimate responsibility for adhering to the law and avoiding improper transactions rests with you.
If you have any doubt about your responsibilities under these guidelines, you should seek clarification and guidance before you act. Do not try to resolve uncertainties on your own.

ACKNOWLEDGEMENT

The Insider Trading Policy describes certain details that I must adhere to in order to comply with federal securities laws.
Since the information described herein is subject to change, I acknowledge that revisions to the Insider Trading Policy may occur. All such changes will be communicated through official notices, and I understand that revised information may supersede, modify, or eliminate existing policies.
I acknowledge that I have received the Insider Trading Policy, and I understand that it is my responsibility to read and comply with the policies contained herein and any revisions made to it.

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